Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

This communication is for distribution only to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) are persons falling within Article 47 of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“financial journalists”) (all such persons together being referred to as “relevant persons”). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This communication, which has not been and will not be submitted to the French Autorité des marchés financiers, is made available in France only to qualified investor (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), provided in each case that such investors are acting for their own account, and/or to persons providing portfolio management financial services (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), all as defined and in accordance with Article L. 411-2 of the French Code monétaire et financier and Decreee no. 2005-1007 dated 2 August 2005.

* * *

The following is a communication from Gas Natural SDG, S.A. related to a presentation in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Creating a leading, fully integrated global energy group November 2005 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Disclaimer and Important Legal Information
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The exchange offer will be made only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.
Investors in ordinary shares of Endesa, S.A. should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.
Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the
SEC at the SEC’ s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.
These materials may contain forward-looking statements based on management’ s current expectations or beliefs.  These forward-looking statements relate to, among other things:
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.
These statements reflect our current expectations.  In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward- looking statements contained in these materials will be realized.  You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.
This communication is for distribution only to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc" ) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) are persons falling within Article 47 of The
Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (" financial journalists") (all such persons together being referred to as "relevant persons").  This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
This communication, which has not been and will not be submitted to the French Autorité des marchés financiers, is made available in France only to qualified investor (investisseurs qualifiés)
and/or to a restricted circle of investors (cercle restraint d'investisseurs), provided in each case that such investors are acting for their own account, and/or to persons providing portfolio management financial services (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers), all as defined and in accordance with Article L. 411-2 of the
French Code monétaire et financier and Decreee no. 2005-1007 dated 2 August 2005.
management strategies;
synergies and cost savings;
integration of the businesses;
market position;
expected gas and electricity mix and volume increases;
planned asset disposals and capital expenditures;
net debt levels and EBITDA and earnings per share growth;
dividend policy; and
timing and benefits of the offer and the combined company.

3 Process update Strong financial rationale Conclusions A leading, fully integrated global energy group Fostering an efficient market Agenda

4 Process update Strong financial rationale Conclusions A leading, fully integrated global energy group Fostering an efficient market

Transaction is on track
Completion expected as early as April 2006
2005
September October November December
2006
January February March April
Competition
(Function XV)
“Competition Defence
Service” (SDC)
“Competition Defence
Tribunal” (TDC)
Council of
Ministers
Spanish
Competition
Authorities
Regulated activities
(Function XIV)
CNE
Secretary General
of Energy
Golden Share
CNMV
Suspension
Acceptance
Period
CNMV
US
Acceptance Period
SEC
SDC has finalized
review
European
Commission
European
Competition
Authorities
EU has confirmed full
Spanish jurisdiction
CNE (XIV) has
authorized
the offer
As per our presentation on September 6th
CNE (XV) is not
binding

Key transaction milestones
Some key milestones have already been completed
Key
completed
steps
SDC
Finished its review on November 7th
Referred the file to the TDC as expected
CNE
Approved transaction under its Function XIV (impact on
regulated activities) on November 8th
European
Commission
Denied Italy and Portugal’s claims for EU review on October 27th
Denied Endesa’s claim for community dimension on November
15th
Key
pending
steps
Golden
Share
Authorisation request to be filed with the Secretary of Energy
TDC / CNE
Both preparing non-binding competition reports for the Ministry of
Economy
Council of
Ministers
Binding decision, including proposed remedies, expected in first half of February 2006
CNMV /
SEC
Filings on track
Acceptance period expected to open in February 2006

The European Commission has confirmed the
Spanish competition dimension of the transaction
On October 28
th
, the Commission rejected Portugal and Italy’s
request for EU review
On November 15
th
, it rejected Endesa’s claim and declared that
the transaction fell outside the Commission’s competition
competence
Confirmed that Endesa’s 2004 definitive and audited
accounts were the correct starting point for the application of the two thirds turnover criteria
Declared that other adjustments proposed by Endesa to its
audited accounts were not justified under the provisions of
the Merger Regulation and of the Commission Notice on
calculation of turnover

8 Process update Strong financial rationale Conclusions A leading, fully integrated global energy group Fostering an efficient market

A leading, fully integrated global
energy group
Benefiting from gas and power convergence
Optimising the generation portfolio
Leveraging on gas procurement
Strengthening the international business
With proven ability to deliver
Integrating management of gas and electricity customers

Gas
33%
Gas
19%
Coal
15%
Nuclear
19%
Fuel
4%
Renewables + Hydro
28%
Coal
30%
Nuclear
23%
20%
Fuel
8%
Strong gas demand growth in Spain boosted
by power generation
CAGR
Residential Industrial CCGT
2002 2004 2006 2008 2010
0
100
200
300
400
500
2004
2011
9%
CAGR
16%
Source: Boletín Trimestral de Coyuntura Energética 4 Quarter 2004, Spanish
National Energy Plan 2002–2011
Nota: 1 Power generation, including Mainland and CHP/Renewables
Historical data
2003 2005 2007 2009 2011
The Spanish gas market is expected to show one of the highest growth patterns in
Europe…
… mostly attributable to the expected growth in CCGTs
Source: Spanish National Energy Plan 2002–2011 and Gas Natural analysis
Expected total gas demand
Sources of power generation
(production)¹
Renewables + Hydro
Benefiting from gas and
power convergence

Solid rationale for gas and power integration
In spite of strong growth of gas-powered generation, from 6,000 MW in 2004 to an expected 24,000 MW of installed capacity in 2008 ...
... gas and power integration in Spain is still at an early stage, compared with other European markets
The combination of Gas Natural and Endesa would create a
truly integrated gas and power company
Source: REE, Annual Reports, Interim Results Presentations
1 Percentage over total mainland installed capacity including special regime
2 Includes Viesgo, HidroCantábrico and others
3 Excluding 3 bcm supplied by Gas Natural
Total capacity
GW
% total¹
2.8
Gas
Natural
Endesa
Unión
Fenosa
Iberdrola
1.2
1.2
1.6
34
14
14
19
Other²
1.5 18
22.5
7.1
20.2
1.7
33
10
29
2
17.0 25
Gas contracts
(bcm)
6.0
6.2
2.8
3
23.0
GW
% total¹
CCGT
8.3 100 68.5 100 TOTAL
Benefiting from gas and
power convergence

bcm/a

Volume of gas (bcm/year)
Europe
Supply
Island generation
Mainland generation
0.4
0.6
1.4
4.4
6.5
7.0
7.5
10.0
12.0
New contracts required for 2008-2009: 3-6 bcm/year

Critical mass, flexibility and diversity of origins are key
for an efficient gas procurement and supply business
Source: Wood Mackenzie
0
100
200
300
400
500
2000 2005 2010
Other imports Production Trinidad&Tobago
Russia Norway Nigeria
Lybia Egypt Algeria
60
58
39
25
23
21
6
7
E.ON GDF RWE Centrica Gas
Natural¹
Suez Iberdrola
Endesa²
Source: Annual Reports 2004, company presentations
1 Excluding 7 bcm in Latin America
2 As of 2005, includes 3 bcm from Gas Natural
Estimated gas supply in Europe
Volume of gas procurement of key European
players (bcm)
Endesa´s natural gas requirements (bcm)
Gas Natural
Endesa
Algeria
Norway
Libya
Nigeria
Qatar
Trinidad&Tobago
6
23
Gas Natural
Nigeria
Qatar
Algeria
Source: Endesa’s Presentation: “Strategy for the supply of fuels”, As Pontes
8 July 2005
Note: Data as of 2005. Source: Endesa’s Presentation: “Strategy for the supply of fuels”,
As Pontes 8 July 2005. Gas Natural data
Gas procurement signed contracts (bcm)
Leveraging on gas
procurement

Key features of the gas supply strategy
Diversification
Seek new suppliers
Strengthen existing suppliers that are reliable or provide logistical advantages
Negotiate with producers, middlemen and traders
Look into ex-ship and FOB contracts
Target: 15% of gas from pipeline
Flexibility
Require open geographical destinations (at least Spain, Portugal, Italy and France)
Remove restrictions on uses
Introduce the possibility of rerouting to third countries
Strive for flexible and diversified logistics management
Opportunities
Seize any attractive opportunities that may arise
Leverage Endesa's scale as a gas consumer
Ensure that the Company can play any potential arbitraging opportunities
Maintain a proactive stance to enhance Endesa's positioning in the gas market

Rasgas (Qatar)
1 bcma
2005-2026
Endesa currently lacks flexibility and diversification
in its gas procurement and supply business
Currently, Endesa has limited destination flexibility for its contracted gas, which is mostly used for Spanish demand ...
Source: Endesa’s Presentation: “Strategy for the supply of fuels”, As Pontes 8 July 2005
Notes: 1 Possibility to reroute 1 bcma from Rasgas to Italy under terms to be negotiated
Endesa gas supply contracts
Uses Sources
Spain
6 bcma¹
... and considers that the diversification, flexibility and ability to take advantage of opportunities derived from critical mass or arbitrage are essential parts of the gas procurement strategy
Leveraging on gas
procurement
Gas Natural
3 bcma
2004-2018
NLNC (Nigeria)
1 bcma
2004-2020
Sonatrach (Algeria)
1 bcma
2004-2020

Gas Natural improves Endesa’s procurement with a
flexible and well-diversified portfolio of gas supply
contracts…
Qatar
16%
Argelia
37%
Lybia
2%
Nigeria
19%
Trinidad &
Tobago
17%
Norway
9%
FOB / CIF
Source:   Gas Natural data
Gas sources Natural gas / LNG
Diversified
Diversified portfolio at
origin
Reduction in country
risk
Security of supply through the combination of natural gas and LNG, with different entry points
Ability to arbitrage price differences between different markets, both geographical and in terms of product (gas or power generation)
Flexibility guaranteed by one of the largest fleets of methane tankers in the Atlantic
Access to new markets
Reduces risk of take or pay contracts
Flexible
NG
37%
LNG
63%
FOB
62%
CIF
38%
Leveraging on gas
procurement

Together with Repsol YPF, one of the largest LNG fleets in the Atlantic
Gas Natural has time-
charter contracts with 8
methane tankers
Long term contracts
New 138,000 m³
tanker under
construction
Different tankers’ size
allows for origin and
destination flexibility
Japan,
Korea
US
Nigeria
Norway
France
Libya
Algeria
Persian
Gulf
Consolidated Markets
Developing Markets
Gas Natural’s assets and activities position the Group in an advantageous situation to fully benefit from global opportunities
… as well as a solid natural gas wholesale &
trading business
2 small <45,000m³
3 medium < 90,000m³
3 large >90,000m³
Additional opportunities
arising from LNG and
methane tankers of
Repsol YPF
Puerto Rico
TT
Italy
International wholesale and LNG trading, maximising margins and minimizing ToP risk
Leveraging on gas
procurement

# Key themes regarding the gas market to be reviewed periodically

## Endesa's current strategy

**Should the company integrate upstream into liquefaction, production and exploration?**

- There are technological and geopolitical risks inherent in the exploration business that require a size Endesa has yet to reach
- The company could look into ownership of existing reserves ("equity gas") in reliable countries that are not too expensive, but the chances of this type of opportunity arising are remote
- Liquefaction requires huge investments and entails high country risk and only makes sense if it provides access to extremely competitive gas contracts (there have been no such cases)

Equity gas is becoming a key advantage
in the gas business
The strategy of the major European players is to partially satisfy their gas requirements with equity gas
Key European players’ equity gas position
Endesa acknowledges limited size and capabilities to find equity gas
Source: Endesa’s Presentation: “Strategy for the supply of fuels”, As Pontes 8 July 2005
Source: Wood Makenzie, company reports
Company
Position
(bcm)
Target equity gas
(% total)
GDF 90 15
RWE 62 n.a.
Centrica 54 35 - 45
E.ON 20 15 - 20
Leveraging on gas
procurement

~15% equity gas target
Access to the entire value chain
Protection against increasing prices scenarios
Optimisation of gas procurement basket
Facilitated by the agreement with Repsol YPF
Gassi Touil
Gas Natural
position
Gassi Chergui
Gas Natural can provide Endesa with
equity gas
Other projects
7% of equity gas to be achieved from projects under development
Leveraging on gas
procurement

The agreement with Repsol YPF will
enhance the Group’s position
Access to gas reserves
Commercialisation and access to new
wholesale markets together with Repsol YPF
Flexibility and arbitrage between
markets
Resources optimisation in the
midstream business
Value chain integration
Participation in future Repsol YPF´s LNG projects
Access to reserves
Global LNG demand
Scale in procurement and commercialisation
Risk management
Arbitrage
Project integration
Access to markets
Fleet optimisation
Contract ownership
Priority to Gas Natural’s markets
Autonomy of Gas Natural’s markets
Leveraging on gas
procurement

Know-how to build and operate CCGT plants
Competitive gas supplies
Combined target of 8,400 MW of capacity by
2009
Source:  Company estimates
Note:  Data presented post proposed disposals
1   Excludes CCGT not in operation
2   Includes Guadaira
Gas Natural contributes immediate CCGT
capacity
800
800
1,600
3,600
5,200
1,200
1,200
3,200
2,000²
2004 2005E 2009E
Gas Natural Sites Endesa Sites
Gas Natural’s CCGT capabilities
Endesa’s 2001 CCGT strategic plan vs. actual
Evolution of combined CCGT portfolio¹
800
1,200
2,000
3,000
2002 2003 2004 2005
1,200
2005
Plan not
completed
1,800
2001 CCGT plan 2005 actual
Source: Endesa’s presentation to financial analysts (12/03/01) and As
Pontes presentation (8/07/05)
Cartagena
(1,200 MW) to
come on
stream in early
2006
Optimising the
generation portfolio

Optimising the combined generation
portfolio
1
to supply the Spanish market
Generation mix in Spain
2006E
4
Source:       REE and Gas Natural estimates
Notes: 1  Peninsular installed capacity
2  Before agreed asset disposals
3  Pro forma after asset disposals
4  Includes Endesa, Gas Natural, Iberdrola, HC, Unión Fenosa, and Viesgo
Agreement with Iberdrola for selected asset disposals
Coal  Hydro  Nuclear   CCGT CHP/Renewables Fuel
0%
20%
40%
60%
80%
100%
28%
27%
18%
12%
9%
6%
15%
26%
18%
25%
13%
3%
18%
27%
12%
21%
15%
7%
Proforma post disposals
2006E
3
Endesa 2006E
2
Reduction in coal and increase in CCGTs and renewables
Combined generation mix in line with the sector
Optimising the
generation portfolio

Combined management of gas and
electricity
Combined management of gas and electricity
distribution networks
UK
SSE
Holland
Nuon,  Essent
Belgium
Suez
Denmark
Dong
Germany
E.ON, RWE,
EnBW
Italy
ENEL,
municipalities
Austria
PVN, EVN,
ESTAG
Combined management of gas and electricity
clients
Clients (Mill.)¹
Gas Power
Multiple examples in Europe A strategic priority for the main European utilities
E.ON
RWE
Suez
New Group
Centrica
GdF
2.0 31.5
7.8 25.1
10.2 20.8
2.1 5.6
9.3 21.9
11.8 6.0
15.2
1.0²
Enel
Source:       Annual reports, analyst presentations
Notes: 1  Global clients
2  2007 target
Integrating management of
gas and electricity customers

In Italy, gas and power convergence is
consolidating
Source: Edison 2004 results presentation (31/3/05)
Contracted gas
Domestic production Demand
2004 2005 2006 2007 2008 2009 2010 2011
Growing gas demand and need
to increase imports
Source: Eni presentation (1/3/05)
Significant CCGT development
0
5
10
15
20
25
30
2002 2005E 2010E
CAGR
46%
20
40
60
80
100
0
CAGR
2%
Italy’s largest operators are developing a combined gas and power strategy
Installed capacity (GW)
Gas clients (m)
Electricity clients (m)
42.0
6.4
4
Enel Endesa
Gas Natural
29.5
9.5
Edison
0.7
0.0 ²
0.7
5
3.3
Eni
5.3 ³
2.0 ¹
Source: Annual Reports and company presentations
Notes:  Data as of 2004
1   Objective to achieve 20% of the market in the medium term
2   Liberalised customers
3   Italgas Piu has a dual-fuel strategy with its customers
4   Assumes 100% of Endesa Italia
5   2008 target
The combined entity
would obtain a
balanced
gas and power
strategic position
deficit
Strengthening the
international business

Maintaining a strong foothold in Italy to benefit
from gas and power convergence
LNG
infrastructure
Regasification plants
Taranto, Trieste
Monfalcone, Livorno
Generation
plants
Approx. 4,000 MW following asset disposals
Mostly CCGTs
Electricity
customers
Leverage the position in generation and gas to
gain presence in the liberalised market
Gas customers
Brancato, Nettis and Smedigas
275,000 customers in 3Q05
700,000 customers targeted for 2008
Optimised presence with a clear strategy
Strengthening the
international business

Power generation
Industry
Other
Net exports
0
100
200
300
400
500
1980 1990 2002 2010 2020 2030
Source: International Energy Agency (World Energy Outlook 2004)
Source: International Energy Agency
Other renewables
Coal
Fuel
Gas
Nuclear
Hydro
1.000
0
200
400
600
800
2001 2030
Gas balance in LatAm Demand by fuel-type in LatAm
Opportunity to leverage Gas Natural’s know-how
to develop a profitable gas and power business in
LatAm
Endesa’s new projects in LatAm
LNG
CCGTs
International auction of LNG procurement into Chile
Etevensa plant–
Peru¹
Santa Rosa plant–
Peru¹
Fortaleza –
Brazil²
San Isidro II–
Chile³
500 MW
125 MW
319 MW
377 MW
~1,300 MW
Source:  Press releases and various sources
Notes:
1 Conversion to CCGT of existing plants
2 Recently built
3 Construction of new plant in Chile
Strengthening the
international business

Combination to trigger step change in value
creation in LatAm
Strong portfolio to lead the way for balanced growth
Extract value where there is a client
base and business overlap
Achieve scale and extract synergies
from customer base and gas/power
integration
Benefit from large gas purchase
capacity
Maximize efficiency of current
CCGT portfolio and develop new
generation
Explore new opportunities (distribution
of gas, electricity and CCGT generation)
Potential to participate in equity gas to
fully benefit from integration along the
value chain
Strengthening the
international business
Note: As of 2004. Customers accounted for on a consolidated basis, capacity presented on an attributable capacity basis; map only shows selected assets
Source:    Company estimates
Colombia
1.5m gas customers
2m electricity
customers
2,609MW
Peru
0.9m electricity
customers
1,436MW
Chile
1.4m electricity
customers
4,477MW
Argentina
1.3m gas customers
2.1m electricity
customers
4,492MW
Brazil
0.7m gas customers
4.4m electricity
customers
1,039MW
2,000MW
interconnection capacity
Mexico
1.1m gas customers
Puerto Rico
271MW
Regasification plant
Dominican Republic
29MW

Gas Natural
Flexible and competitive gas sourcing on
global basis
Access to equity gas, with partnership
with Repsol YPF
Endesa
Long-standing track record in operating
generation assets
The management teams of both companies will continue to play a key role
Unique track record in gas distribution
build-out and operation
Highly customer-focused business
Successful CCGT build-up strategy
Strong LNG management capabilities
Early mover into high growth markets
Proactive expansion into LatAm has
established Endesa as leader
Successful track record in Italy,
including repowering plants
Strong electricity distribution operator
Gas Natural and Endesa´s core skills and
asset positions are complementary
With proven ability to
deliver

Number of Clients ('000)
+39.1%

Network (km)
+38.5%

+179.6%
+33.4%

A smooth transition is expected, based on
Gas Natural’s track record ...
Source: Gas Natural and CNE June-July 2005 Monthly Bulletin
Note:
1   Excludes CCGTs not in operation
3,609
3,910
4,197
4,505
4,831
5,033
3,381
3,628
3,908
4,690
4,505
4,225
0
2,000
4,000
6,000
8,000
10,000
12,000
2000 2001 2002 2003 2004 9M 2005
Spain ('000) LatAm ('000)
Gas distribution
Average yearly Spain 284,000
clients additions LatAm 265,500
Average Km  Spain 32,961
of network LatAm 49,316
26,529
28,829
31,648
34,701
37,534
39,146
42,079
45,066
47,926
55,868
51,204
54,120
0
25,000
50,000
75,000
100,000
2000 2001 2002 2003 2004 9M 2005
Spain (km) LatAm (km)
Evolution of CCGT Portfolio¹ (MW)
400
800
3,200 4,800
1,600
400
San
Roque
Besós Arrúbal Today 2005
2008
Target
2008
2,075
4,042
5,802
2002 2003 2004
3,873
4,164
5,168
2002 2003 2004
Generation Sales
Historical power performance (GWh)
–
Cartagena
(1,200 MW) to
come on stream
in early 2006
With proven ability to
deliver

...and value creation for the shareholders
Source:  Datastream as of 02-Sep-2005
Note:
1    Electrabel share price performance is affected by Suez offer on the stock
39.8%
30.2%
25.3%
24.6%
13.7%
40.2%
15.1%
26.1%
72.3%
65.4%
43.1%
29.7%
35.1%
13.9%
17.0%
16.5%
112.1%
95.6%
68.4%
54.3%
48.8%
45.3%
29.0%
13.0%
2.2%
(19.2)%
(35.7)%
(14.8)% (13.1)%
5.1%
Electrabel¹ Iberdrola E.ON RWE Gas Natural Scottish
Power
Unión
Fenosa
ENEL Endesa EDP
Dividends Share Appreciation/Depreciation
Shareholders’ returns over the last five years
With proven ability to
deliver

29 Process update Strong financial rationale Conclusions A leading, fully integrated global energy group Fostering an efficient market

35
30
25
20
15
10
5
0
(€bn)
3.0
19.8
7.8
30.6
≈ 22.0
Gas Natural H1 2005
Endesa H1 2005
Acquisition debt
Combined entity pro-forma H1 2005
Debt reduction (disposals and net cash flow)
2007E

Source: Gas Natural’s estimates
Net debt evolution Financial update
Strong capital structure
Objective of “A” rating
Ability to invest in core regulated and non-regulated activities unaffected by transaction
Agreement with Iberdrola expected to result in fast disposal
Syndication of €7.8bn acquisition facility
successfully completed
CNE approval highlights soundness of
financial structure of the transaction
Quality of assets to be disposed evident
from the level of interest received from
potential buyers

1.5
1.9
2.3
2.7
2006E 2007E 2008E 2009E
New Group Gas Natural Endesa
Positive financial impact
Notes:
1 Company estimates based on IBES EPS projections of €1.66 (2006) and €1.62 (2007), and a long-term growth rate of 7.2% used for 2008 and 2009 for Endesa.
Based on IBES EPS projections of €1.66 (2006) and €1.80 (2007), and a long-term growth rate of 5.0% used for 2008 and 2009 for Gas Natural; after planned disposals under Gas Natural-Iberdrola’s agreement
2 Assuming Endesa’s shareholders reinvest cash received in Gas Natural shares at the undisturbed price as of 2 September 2005, and no tax consequences of the sale of the Endesa shares
3 New Group will have discretion to change its dividend policy at any time, and shareholders may not receive amount forecasted
Expected dividend impact
Expected earnings impact
Positive impact expected for shareholders of New Group
Expected significant EPS accretion from year one for
Gas Natural and Endesa’s shareholders
1,2
New Group EPS assumes estimated synergies of
~€350m in 2008
Shareholders expected to benefit from
dividends accretion due to
Expected
earnings ¹
Expected dividend growth in line with net
income growth
Maintain dividend payout target of 52-55%
by
2008 ³

Estimated costs reduction potential of ~€350 million in 2008
These synergies account for ~7% of New Group’s EBIT in line
with comparable transactions
These estimated
efficiency gains will be
reinvested in quality of
service improvement
Integration of the
Board of Directors
and Executive
Committee
Integration of the
Corporate and
Support functions
Optimization of the
office space of both
companies
Reduction of
operating costs
associated to
Corporate and
Support functions
Call centre and
commercial management
platforms integration
Marketing and Advertising
purchases integration
Benefits from economies
of scale in billing
Overlaps optimization in
the retail distribution
channel and migration to
Gas Natural's indirect
distribution model
Sale forces and support
staff integration
Electricity dispatching
integration
Support staff to
international
commercialization
integration
Integration of
redundant
development projects
between companies
Unification of the
Data Processing
Centers and
optimization of
external support
services
Maintenance costs
reduction due to the
elimination of
redundant
applications
Stronger purchasing
power due to higher
volumes and
optimization of HW
and SW purchasing
processes
Distribution activities in
areas with overlap
among both companies
will allow
Joint development
of administrative
tasks
"Insourcing" of some
of the activities
currently outsourced
Reduction in non
network- specific
procurement costs
Civil work, location
rentals, etc.
Implementation of Gas
Natural's "best
practices" in Endesa's
distribution network
Corporate
~€85m
Commercialization
~€175m
Information
systems
~€90m
Distribution
~€75m
Reasonable synergy estimates amount to
~€350 million
Source: Boston Consulting Group, Company estimates
Additional savings of
~€30m in LatAm have
been estimated on a
preliminary basis, but
have not been
included
Potential revenue
synergies have not
been included
LatAm &
revenue
synergies

33 Process update Strong financial rationale Conclusions A leading, fully integrated global energy group Fostering an efficient market

Expected €3.5 bn
deficit for 2005
Tariff deficit
The Spanish electricity sector suffers from
regulatory uncertainty
Key electricity sector issues
New regulatory framework to be passed within the next months
CTCs (Stranded
Costs)
Kyoto Extra-peninsular
Market power in
generation
Commercialization
Distribution
€3.7 bn still to be
settled
>100 ton/year, only 88
ton allowed by NAP
Emission rights price
tripled YTD
No regulation in
place
Unbalanced
generation mixes
White book
Mismatch with pool
prices unsustainable
Underemunerated
Underinvested
Tariff structure
Tariffs are not additive
as fuel costs are not
passed through

44% of expected €3.5 bn sector deficit for 2005 Tariff deficit
Endesa faces several important regulatory
challenges
55% of the €2.6 bn sector pending amount of unrecovered CTCs
Endesa has the greatest regulatory exposure in the sector
Sector issue Impact on Endesa
Endesa is the largest
CO2
emitter in Spain
Allocated
CO2
rights 20% lower than requested. Prices have tripled year to date
Endesa is the only player exposed
Mismatch in prices between pool and commercialization not sustainable
Endesa has 35% of electricity commercialization
Endesa’s new business plan is based on a tailor-made regulatory framework, different from past proposals
Largest player by output in ordinary regime
Pricing power in different pool segments as a result of the generation mix
Endesa´s generation mix biased towards coal
Endesa is Spain’s largest distributor with a 38% share
Endesa operates 5 out of the 9 regional distributors with the lowest quality levels
CTCs
Kyoto
Extra-peninsular
Market power in
generation
Commercialization
Distribution

Endesa’s earnings are highly dependent on
the resolution of important regulatory issues
9M 05 EBITDA
Source:  Endesa’s 9M 2005 results
4,399
(1,104)
(110)
3,185
Tariff deficit Extra-Peninsular
compensation
28% of 9M 2005 EBITDA directly exposed to regulatory risk …
… however, Endesa has taken a controversial stance in this regard
28% of 9M05
EBITDA
pending
resolution
Adjusted 9M 05
EBITDA
Endesa’s new business
plan contemplates a
significant increase in
EBITDA which is mostly
based on regulatory
assumptions

Re-balanced generation mix increases
competition in each of the pool-price-
setting periods
Alignment of coal and CCGT
generation with other producers
fosters competition in both peak
and base load hours
Decreased coal exposure aligns market
share with other producers
CO2 allocation burden shared with
key competitors
The transaction balances the generation
market
2,000
4,000
6,000
Gas
Natural
New
Group³
Iberdrola³
HC UF Viesgo Endesa
50%
28%
Coal plants - 2004 market shares
1,2
CCGTs - 2004 market shares
1,2
500
1,000
1,500
2,000
2,500
3,000
Endesa Iberdrola HC UF Other Gas
Natural 4
19%
New
Group
34%
14%
Source:       Source: Companies reports and REE
Notes: 1  Peninsular capacity
2  Includes Endesa, Gas Natural, Iberdrola, HC, Unión Fenosa and Viesgo
3  Dotted line indicates position post OPA and assets disposals to Iberdrola
4  Gas Natural market share includes Arrúbal 800 MW that started operations in the first quarter of 2005
Greater competition should help achieve:
A system with additive tariffs
Elimination of tariff deficit
Increase in distribution remuneration
Efficient extra-peninsular
remuneration system

The transaction fosters an efficient electricity
market
Electricity production (GWh) Electricity supply (GWh)
Sources: REE, CNE and Gas Natural estimates
Note: Peninsular Ordinary Regime. Data for 2004
Before the
transaction
After the
transaction
Gas Natural +
Endesa
35%
Others
65%
Gas Natural
7%
Endesa
35%
Others
58%
Gas Natural
3%
Endesa
44%
Iberdrola
31%
Fenosa
14%
HidroCantábrico
8%
Assets sold to
Iberdrola
9%
Gas Natural +
Endesa
38%
Iberdrola
31%
Fenosa
14%
HidroCantábrico
8%
(35% of total demand in 2004)

Different regulatory situation in the gas and
power markets
Gas Natural has proven ability to help to achieve energy policy targets while creating value for its shareholders
Gas procurement = 25% of system
costs
Full pass-through
Gas
Procurement /
Generation
Distribution
Supply
Electricity
Generation = 66% of recognized
system costs
No pass-through of generation
costs (tariff deficit)
Stable remuneration to incentivise
investments
Returns in line with level of activity
Insufficient remuneration
No consensus for new regulation
The liberalized market accounts for
82% of total demand
The liberalized market accounts for
34% of total demand
Source: Company estimates and CNE
1 Gas transport (including regasification) accounts for 28% of the gas tariff. Power transport accounts for 5% of the electricity tariff. Neither company has significant transport assets

The transaction also fosters an efficient gas
market
Gas distribution (customers) Gas supply (GWh)
Assets sold to
Iberdrola
22%
NaturCorp
10%
Endesa
5%
Gas Natural
85%
Gas Natural +
Endesa
68%
NaturCorp
10%
Source: CNE
Note: Data as of 2004
Gas Natural
52%
Endesa
6%
Before the
transaction
After the
transaction
Others
42%
Gas Natural +
Endesa
52%
Others
48%
(80% of total demand in 2004)

41 Process update Strong financial rationale Conclusions A leading, fully integrated global energy group Fostering an efficient market

Enel
E.ON
GN + Endesa2
RWE
Tokyo Electric
Endesa
Iberdrola
GDF
EDP
Gas Natural
SSE
Unión Fenosa

Creating an integrated energy group: a
platform to create value
33.5
32.9
31.2
31.0
27.7
22.3
15.2
10.0
9.2
8.2
0
5
10
15
20
25
30
35
Note:
1 Listed companies only (before transaction announcement), excluding state-
owned companies, presented on consolidated basis; includes only gas and electricity customers. Source: Company estimates
2 Post proposed disposals under Gas Natural-Iberdrola agreement
10.0
Ranking by number of customers (million)
1
17.4
Transaction is on track and
completion expected by March / April
2006
Sound strategic rationale from gas
and power convergence
Expected smooth integration and
proven ability to deliver
Solid capital structure and strong
financial rationale
Addressing Endesa’s regulatory
challenges
Fostering an efficient energy market
in Spain

INVESTOR RELATIONS DEPARTMENT Av. Portal de l’Àngel, 20 08002 BARCELONA (Spain) telf. 34 934 025 891 fax 34 934 025 896 e-mail: relinversor@gasnatural.com website: www.gasnatural.com Thank you